Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 – F-3

Condensed Interim Consolidated Statements of Operations	F-4

Condensed Interim Consolidated Statements of Comprehensive Income	F-5

Condensed Interim Consolidated Statements of Changes in Equity	F-6

Condensed Interim Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Condensed Interim Consolidated Financial Statements	F-9 – F-12

- - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2017	December 31, 2016
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,790	$1,286
Restricted bank deposits	203	196
Trade receivables	9,195	7,928
Other accounts receivable and prepaid expenses	1,025	992
Inventories	2,759	2,314

Total current assets	14,972	12,716

LONG TERM ASSETS	183	43

PROPERTY AND EQUIPMENT, NET	458	514

OTHER INTANGIBLE ASSETS, NET	167	195

GOODWILL	4,676	4,676

Total assets	$20,456	$18,144

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-2

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2017	December 31, 2016
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$400	$400
Trade payables	5,609	4,601
Employees and payroll accruals	708	677
Deferred revenues	928	680
Accrued expenses and other liabilities	298	259

Total current liabilities	7,943	6,617

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,656	2,734
Accrued severance pay	212	194
Deferred gain	2	15

Total long-term liabilities	2,870	2,943

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 80.00 nominal value: Authorized; 4,000,000 shares at June 30, 2017 and December 31, 2016; Issued and outstanding: 3,236,319 and 2,935,286 shares at June 30, 2017 and December 31, 2016, respectively	68,108	61,488
Additional paid-in capital	11,940	17,976
Accumulated other comprehensive income	(113)	(275)
Accumulated deficit	(70,292)	(70,605)

Total equity	9,643	8,584

Total liabilities and shareholders’ equity	$20,456	$18,144

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-3

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2017	2016
	Unaudited	Unaudited

Revenue	$13,780	$14,375
Cost of revenues	10,868	11,508

Gross profit	$2,912	$2,867

Operating expenses:
Sales and marketing	1,591	1,546
General and administrative	845	809

Total operating costs and expenses	2,436	2,355

Operating income	476	512

Financial expenses, net	163	166

Net income	$313	$346

Basic and diluted net income per share	$0.10	$0.14

Weighted average number of shares used in computing net income per share:
Basic	3,050,556	2,445,874
Diluted	3,050,556	2,451,603

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-4

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)

U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2017	2016
	Unaudited	Unaudited

Net income	$313	$346
Cash flow hedging instruments:
Change in unrealized gains and losses	101	5
Income (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	61	(2)

Other comprehensive income	162	3

Comprehensive income	$475	$349

The accompanying notes are an integral part of the consolidated financial statements.

F-5

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2016	2,192,268	$77,729	$(259)	$(70,965)	$6,505

Issuance of Ordinary shares	570,284	1,283	-	-	1,283
Exercise of options	10,000	30			30
Issuance of Ordinary shares related to acquisition	162,734	298			298
Other comprehensive loss	-	-	(16)	-	(16)
Share-based compensation expense	-	124	-	-	124
Net income	-	-	-	360	360

Balance as of December 31, 2016	2,935,286	$79,464	$(275)	$(70,605)	$8,584

Issuance of Ordinary shares	301,033	552	-	-	552
Other comprehensive income	-	-	162	-	162
Share-based compensation expense	-	32	-	-	32
Net income	-	-	-	313	313

Balance as of June 30, 2017 (unaudited)	3,236,319	$80,048	$(113)	$(70,292)	$9,643

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-6

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited
Cash flows from operating activities:

Net income	$313	$346
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	118	128
Capital gain from sale of property and equipment	(3)	(5)
Currency fluctuation of deposits and loans	275	67
Severance pay, net	18	14
Share-based compensation expenses	32	68
Decrease (increase) in trade receivables, net	(1,267)	96
Increase in other accounts receivable and other assets	(3)	(138)
(Increase) decrease in inventories	(445)	392
Increase (decrease) in trade payables	1,008	(866)
Increase in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	467	40

Net cash provided by operating activities	$513	$142

Cash flows from investing activities:

Purchase of property and equipment	(57)	(65)
Change in long-term bank deposits	12	10
Acquisition, net (a)	-	(154)
Proceeds from sale of property and equipment	26	6

Net cash used in investing activities	$(19)	$(203)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-7

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited
Cash flows from financing activities:

Proceeds from issuance of shares, net	382	751
Repayment of deferred consideration related to the Dimex acquisition	-	-
Repayment of short and long-term bank loans	(372)	(587)

Net cash provided by financing activities	$10	$164

Increase in cash and cash equivalents	504	119
Cash and cash equivalents at the beginning of the period	1,286	1,419

Cash and cash equivalents at the end of the period	$1,790	$1,538

Supplementary cash flow activities:

(1) Cash paid during the period for:
Interest	$83	$98

(2) Non-cash activities:

Prepaid expenses related to issuance of Ordinary shares related to SEDA 2017 (See Note 6.1)	$140	$-

Issuance of Ordinary shares	$30	$298

Liability related to acquisition of business	$-	$178

Conversion of loan to investment	$-	$256

(a) Acquisition of iDnext Ltd. And Next-Line Ltd.:

Fair value of net tangible assets acquired at acquisition date	$-	$80
Fair value of net intangible assets acquired at acquisition date	-	806
Less- amount acquired by converting loan into shares	-	(256)
Less-Contingent consideration on account of acquisition	-	(178)
Less- amount acquired by issuance of shares	-	(298)
Net cash used to pay for Acquisition of iDnext Ltd. And Next-Line Ltd.	$-	$154

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-8

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or “the Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the RFID and Mobile Solutions segment and the Supply Chain Solutions segment.

The Company’s wholly-owned subsidiaries include:

(1)	BOS-Dimex Ltd., (“BOS-Dimex”), an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining mobile infrastructure with software applications. In addition, following its acquisition in January 2016 of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience, pharma, asset tagging and counting services for corporate and governmental entities. BOS-Dimex comprises the RFID and Mobile Solutions segment.

(2)	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronic components to customers in the defense industry and a supply chain service provider for aviation customers that seek a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segments; and

(3)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2016, are applied consistently in these financial statements.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2017 have been included. Operating results for the six-month period ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ended December 31, 2017.

The consolidated balance sheet at December 31, 2016 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

F-9

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2016 included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on March 27, 2017.

NOTE 4:	DERIVATIVE INSTRUMENTS

The Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates.

Earning and losses on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the periods ended:

	Six months ended June 30,
	2017	2016
	Unaudited
Line Item in Statement of Operations
Derivatives designated as cash flow hedging instruments:
Foreign currency derivatives
Cost of revenues	$28	$(0.5)
Foreign currency derivatives
Sales and marketing	23	(1)
Foreign currency derivatives
General and administrative	10	(0.5)
Total expenses (income)	$61	$(2)

NOTE 5:	SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company manages its business in two reportable segments, consisting of the RFID and Mobile Solutions segment and the Supply Chain Solutions segment.

The Company's management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

F-10

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

a.	Revenues, gross profit and assets for the operating segments for the six months ended June 30, 2017 and 2016 were as follows:

	RFID and Mobile Solutions (BOS-Dimex)	Supply Chain Solutions (BOS-Odem)	Intercompany	Consolidated

Six months ended June 30, 2017
Revenues	$6,229	$7,639	$(88)	$13,780
Gross profit	$1,533	$1,379	$-	$2,912
Assets related to segment	$5,397	$87	$-	$5,484

Six months ended June 30, 2016
Revenues	$6,034	$8,368	$(27)	$14,375
Gross profit	$1,499	$1,368	$-	$2,867
Assets related to segment	$5,356	$137	$-	$5,493

b.	The following presents total revenues and long-lived assets for the six months ended June 30, 2017 and 2016 based on the location of customers:

	June 30,
	2017	2016
	Unaudited

Israel	$10,572	$10,798
Far East	2,573	3,149
United States	521	226
Europe	114	202

	$13,780	$14,375

F-11

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	EQUITY

1.	Issuance of Ordinary Shares in connection with Standby Equity Distribution Agreements:

On each of June 18, 2013, February 3, 2014, February 17, 2015 and May 8, 2017, the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA Global Master SPV Ltd. (“YA” or “YA Global”) for the sale of up to $600, $2,000, $1,300 and $2,000, respectively, of its Ordinary Shares to YA. The Company may effect the sale, at its sole discretion, during a two-year period for the 2013 SEDA, a three-year period for the 2014 SEDA, and for a forty-month period for the 2015 SEDA, from the respective SEDA date, but not before the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA. Sales pursuant to the 2017 SEDA can be effected during a four-year period beginning on the date the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Ordinary Shares by YA.

For each Ordinary Share purchased under a SEDA, YA will pay 95% for the 2013 and 2014 SEDAs, and 93% for the 2015 and 2017 SEDAs of the lowest daily VWAP (as defined below) of the Ordinary Shares during either five or three consecutive trading days following the date of an advance notice (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice).

An advance notice shall not exceed $150 for the 2013 SEDA, and $500 for the 2014, 2015 and 2017 SEDAs.

“VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.

The Company may terminate the SEDA at any time upon prior notice to YA Global, as long as there are no advance notices outstanding and the company has paid to YA all amounts then due.

In connection with the 2013, 2014, 2015 and 2017 SEDAs, the Company granted to YA as a commitment fee 7,500, 13,711, 28,930 and 67,307 Ordinary shares, respectively.

From June 2013 until June 30, 2017, the Company has sold to YA under the SEDAs 1,309,075 Ordinary Shares, for a total amount of $3,510.

2.	On January 1, 2016, the Company issued 162,734 Ordinary Shares as part of the consideration for the iDnext business acquisition.

F-12